82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026472

REGISTRANT'S NAME Stina Resources Ltd

*CURRENT ADDRESS ______

**FORMER NAME ______

**NEW ADDRESS ______

PROCESSED
APR 1 1 2002
THOMSON
FINANCIAL

FILE NO. 82- 2062 FISCAL YEAR 2-21-00

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 2/26/02

82-2062

02 FEB 19 AM 8:55

Del 14A
3-21-00

STINA RESOURCES LTD.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of STINA RESOURCES LTD. (the "Company") will be held on March 21, 2000 at 2100-1066 West Hastings, Vancouver, B.C. at the hour of 10:30 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.

2. To receive and consider the audited financial statements of the Company for the period(s) ending September 30, 1999 together with the auditor's report thereon.

3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.

4. To elect directors to hold office until the next Annual General Meeting.

5. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Vancouver Stock Exchange and subject to acceptance by the British Columbia Securities Commission and the Vancouver Stock Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

6. To consider and, if thought fit, approve an ordinary resolution to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Vancouver Stock Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

8. To transact such other business as may properly come before the meeting.

Shareholders unable to attend the Annual General Meeting in person are requested to read the enclosed Information Circular and Proxy, then complete, sign and date the enclosed Proxy and deposit same in the enclosed return envelope provided for that purpose together with the power of attorney or other authority, if any, under which it was signed within the time and to the location set out in the instructions in the enclosed form of Proxy and Information Circular.

DATED at Vancouver, British Columbia, this 15th day of February, 2000.

BY ORDER OF THE BOARD OF DIRECTORS OF STINA RESOURCES LTD.

Per: [signature]

Zigurts Straus, Director

STINA RESOURCES LTD.

INFORMATION CIRCULAR

THIS INFORMATION CIRCULAR CONTAINS INFORMATION AS AT February 15, 2000.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the management of the Company for use at the Annual General Meeting (the "Meeting") of the members (shareholders) of STINA RESOURCES LTD. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

COMPLETION AND VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each member having one vote, unless a poll is requested or required (if the number of shares represented by proxies that are to be voted against a motion are greater than 5% of the votes that could be cast at the Meeting), in which case each member is entitled to one vote for each share held. In order to approve a motion proposed at the Meeting a majority of greater than 50% of the votes cast will be required unless the motion requires a special resolution in which case a majority of 75% will be required.

The persons named in the accompanying Proxy are representatives of the Company. A SHAREHOLDER OR AN INTERMEDIARY HOLDING SHARES ON BEHALF OF AN UNREGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE PROXY. TO EXERCISE THIS RIGHT, THE SHAREHOLDER OR INTERMEDIARY MUST STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE SPACE PROVIDED OR COMPLETE ANOTHER PROXY.

A shareholder or intermediary may indicate the manner in which the persons named in the enclosed Proxy are to vote with respect to any matter by checking the appropriate space. On any poll required by virtue of 5% or more of the outstanding shares of the Company being represented by proxies at the Meeting that are to be voted against a matter or by a shareholder or proxyholder requesting a poll, those persons will vote or withhold from voting the shares in respect of which they are appointed in accordance with the directions, if any, given in the Proxy.

If the shareholder or intermediary wishes to confer a discretionary authority with respect to any matter, then the space should be left blank. IN SUCH INSTANCE, THE NOMINEE, IF ONE IS PROPOSED BY MANAGEMENT, INTENDS TO VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF THE MOTION. The enclosed Proxy, when properly signed, also confers discretionary authority with respect to amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters which may be properly brought before the Meeting. At the time of printing this Circular the management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. If, however, other matters which are not now known to the management should properly come before the meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgement of the nominees.

The Proxy must be dated and signed by the shareholder or by his attorney authorized in writing or by the intermediary. In the case of a corporation, the Proxy must be executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and the Proxy must be accompanied by the minutes of a meeting of the directors or the resolutions of the directors of that corporation appointing such person as the duly authorized officer or attorney for the corporation.

COMPLETED PROXIES TOGETHER WITH THE POWER OF ATTORNEY AND OTHER AUTHORITY, IF ANY, UNDER WHICH IT WAS SIGNED OR A NOTARIALLY CERTIFIED COPY THEREOF MUST BE DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 830 - 625 HOWE STREET, VANCOUVER, B.C., V6C 3B8 AT LEAST 48 HOURS, (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.

REVOCATION OF PROXIES

A shareholder or intermediary who has given a Proxy has the power to revoke it. Revocation can be effected by an instrument in writing signed by the intermediary or shareholder or his attorney authorized in writing, and, in the case of a corporation, executed under its corporate seal or signed by a duly authorized officer or attorney for the corporation and either delivered to the registered office of the Company at Suite 2100-1066 West Hastings Street, Vancouver, B.C. V6E 3X2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or deposited with the Chairman of the Meeting on the day of the Meeting, prior to the hour of commencement.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the Directors or Senior Officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of Directors, and the matters set out under the heading "Particulars of Other Matters to be Acted On".

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company has only one class of shares entitled to be voted at the Meeting, namely, common shares without par value. All issued shares are entitled to be voted at the Meeting and each has one non-cumulative vote. 6,439,967 common shares of the Company are presently issued and outstanding.

To the knowledge of the Directors and Senior Officers of the Company, only the following persons beneficially own, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company which have the right to vote in all circumstances.

Name	Number of Shares	Percentage of Outstanding Shares
Sydney Mann	750,000 (escrow)	11.6%
CDS*	2,647,542	41.1%
CEDE & Co.*	1,698,511	26.4%

*the beneficial holders of shares of this company are unknown to the directors and officers of the Company.

ELECTION OF DIRECTORS

The management proposes to nominate the persons named in the following table for election as Directors of the Company. Each Director elected will hold office until the next Annual General Meeting at which time he may be re-elected or his successor may be elected, or unless his office is earlier vacated in accordance with the Articles of the Company, or he becomes disqualified to act as a Director.

Management proposes to fix the number of directors of the Company at 4 and proposes to nominate each of the following persons for election as directors. The following information concerning the nominees is furnished by each individual nominee.

Name, Position and	Principal Occupation or Employment	Period a Director of the Company	Shares Beneficially Owned

Zigurts Strauts President & Director	Businessman	Since March 31, 1995	Nil
Sidney Mann Director	Businessman	Since January 22, 1996	750,000 (escrow)
Edward Gresko Secretary & Director	Salesman	Since April 8, 1993	600
Charles M. Smith Director	Businessman	Since February 7, 1998	Nil

The foregoing table provides the approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as at the date hereof.

All of the persons named above are residents of Canada, except for Sidney Mann. Details of remuneration paid to the Company's executive officers is set out under the heading "Remuneration of Management and Executive Compensation" below.

The Company's audit committee consists of Zigurts Strauts, Charles M. Smith and Sidney Mann.

Advance notice of this meeting inviting nomination for directors of the Company as required by Section 111 of the Company Act, British Columbia, was published in the Vancouver Province Newspaper on January 25, 2000 and delivered to the British Columbia Securities Commission and the Vancouver Stock Exchange.

REMUNERATION OF MANAGEMENT AND EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Zigurts Strauts	1998	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	1997	Nil	Nil	Nil	Nil	Nil	Nil	Nil
"	1996	Nil	Nil	Nil	Nil	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (# common shares)	% of Total Options Granted to Employees in Financial Year	Exercise Price or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Zigurts Strauts	Nil	Nil	Nil	Nil	Nil

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Zigurts Strauts	Nil	Nil	Nil	Nil

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $100,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INTEREST OF MANAGEMENT AND INSIDERS IN MATERIAL TRANSACTIONS

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein and the financial statements attached hereto.

APPOINTMENT OF AUDITORS

The persons named in the enclosed Proxy will vote for the appointment of Dale, Matheson, Carr-Hilton, Chartered Accountants of Vancouver, British Columbia, as Auditors for the Company to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

There are no other management functions of the Company or a subsidiary thereof which are to any substantial degree performed by a person other than the directors or senior officers of the Company or a subsidiary thereof. Refer to the heading "Remuneration of Management and Executive Compensation" for further details with respect to management contracts.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

1. Incentive Stock Options

It is the policy of the Vancouver Stock Exchange that shareholder approval to the granting of options be received prior to the exercise of incentive stock options granted to directors and employees and with respect of amendments to an incentive stock option agreement if the option as originally constituted was approved by shareholders or the optionee is a director or employee of the Company at the time of the amendment.

Accordingly, shareholder approval will be sought for an ordinary resolution to grant incentive stock options to insiders, directors and employees of the Company or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the policies of the British Columbia Securities Commission and the Vancouver Stock Exchange and subject to acceptance by the British Columbia Securities Commission and the Vancouver Stock Exchange, to ratify and approve the granting of stock options previously granted to insiders, directors and employees of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options.

The shareholders of the Company will also be asked to pass a resolution at the meeting authorizing the directors to grant incentive stock options to permitted consultants of the Company and/or its subsidiaries for the purchase of shares in the capital stock of the Company for such periods, in such amounts, and at such prices per share, as may be decided by the board of directors in their absolute discretion in accordance with the British Columbia Securities Commission Blanket Order & Ruling #96/15 and subject to acceptance by the Vancouver Stock Exchange, to ratify and approve the granting of stock options previously granted to permitted consultants of the Company, to approve any amendments to previously issued stock option agreements and to any options which are granted pursuant to this authority, and to approve the exercise of any of the foregoing options. BOR#96/15 outlines the requirements and procedures associated with the granting of stock options to permitted consultants which include, among other things, that approval of disinterested members be provided prior to the exercise of stock options granted to a permitted consultant who is a related person (as defined in BOR#96/15). Pursuant to Vancouver Stock Exchange Policy 23, the foregoing options must be approved by a majority of votes cast at a shareholders' meeting other than votes attached to securities beneficially owned by insiders of the Company, and associates of insiders. Non-voting and subordinate voting shares, if any, are to be given full voting rights in these circumstances. Accordingly, any person who has been granted an option as a permitted consultant which has not been previously approved by shareholders or may be granted an option as a permitted consultant prior to the next annual general meeting will not be permitted to vote on this resolution.

OTHER MATERIAL FACTS

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth herein and in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 15th day of February, 2000.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: [signature]
Zigurts Strauts, Director

FORM 61

QUARTERLY REPORT

Incorporated as part of : ______ **Schedule A**
___X___ **Schedules B & C**

ISSUER DETAILS:

NAME OF ISSUER STINA RESOURCES LTD.

ISSUER'S ADDRESS Suite 13 - 465 King St. East

Toronto, ON M5A 1L6

ISSUER TELEPHONE NUMBER (416) 368-2271

CONTACT PERSON Edward Gresko

CONTACT'S POSITION Secretary/Director

CONTACT TELEPHONE NUMBER (416) 368-2271

FOR QUARTER ENDED September 30, 1999

DATE OF REPORT February 29, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Edward Gresko"	2000/03/09
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**
"Zigurts Strauts"	2000/03/09
NAME OF DIRECTOR	**DATE SIGNED (YY/MM/DD)**

STINA RESOURCES LTD.
(the "Company")

FORM 61 Quarterly Report
FOR THE PERIOD ENDED SEPTEMBER 30, 1999

SCHEDULE B:
SUPPLEMENTARY INFORMATION

SECTION 1: FOR THE FISCAL YEAR-TO-DATE:

No management fees were incurred by a director for the current fiscal year-to-date.

Travel and Promotional Expenses are comprised of $0.00 for travel and $10,130.00 for Promotion and Shareholder information. Promotion and Shareholder Information expense includes the investor relations agreement with Ventures Diversified Co.

Product Sales Commissions totaling $6,000.00 were paid or accrued to a director during the quarter and a total of $24,000.00 have been paid for the fiscal year-to-date.

SECTION 2:a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED SEPTEMBER 30, 1999;

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED SEPTEMBER 30, 1999;

Date Granted	Number of Shares	Name of Optionee	Exercise Price	Expiry Date
		NIL		

SECTION 3: a) SUMMARY OF AUTHORIZED CAPITAL SHARES ISSUED AND OUTSTANDING AS AT SEPTEMBER 30, 1999;

See note 6a of Financial Statements

STINA RESOURCES LTD.
(the "Company")

FORM 61 Quarterly Report
FOR THE PERIOD ENDED SEPTEMBER 30, 1999

SCHEDULE B:
SUPPLEMENTARY INFORMATION (Continued)

b) SUMMARY OF OPTIONS, WARRANTS AND CONVERTIBLE SECURITIES OUTSTANDING AS AT SEPTEMBER 30, 1999:

See note 6a of Financial Statements

c) SHARES IN ESCROW OR SUBJECT TO POOLING AS AT SEPTEMBER 30, 1998:

See note 6b of Financial Statements

d) LIST OF DIRECTORS & OFFICERS AS AT SEPTEMBER 30, 1998:

Zigurts Strauts	President/Director
Edward Gresko	Secretary/Director
Charles M. Smith	Director
Sidney A. Mann	Director

SCHEDULE C:
MANAGEMENT DISCUSSION

REVIEW OF OPERATIONS IN THE QUARTER ENDED SEPTEMBER 30, 1999 AND UP TO THE DATE OF THIS REPORT:

General: There were no new investor relations arrangements or contracts entered into by the Company during the quarter. (see note 9 of Financial Statements)

The company has launched a beta test of a new product which assists in acting as a natural aphrodisiac as well as maintaining prostrate health. So far the tests look promising, although a launch date for the product has not been established.

The company seeks new customers for large orders of custom formulas and packaging. Many promising initial contacts in the equine racing business and zoo industry have been made to date which may result in increased sales in the upcoming year.

STINA RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

DALE
MATHESON
CARR-HILTON
CHARTERED ACCOUNTANTS

Partnership of:
James F Carr-Hilton, Ltd. Robert J Burkart, Inc.
Alvin F Dale, Ltd. Robert J Matheson, Inc. Fraser G. Ross, Ltd.

AUDITORS' REPORT

To the Shareholders of
Stina Resources Ltd.

We have examined the consolidated balance sheets of **Stina Resources Ltd.** as at September 30, 1999 and 1998 and the consolidated statements of deficit, operations and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 1999 and 1998 and the results of its operations and cash flows for each of the years then ended in accordance with generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Vancouver B.C.
March 6, 2000

Dale Matheson Carr-Hilton
CHARTERED ACCOUNTANTS

A MEMBER OF MGI INTERNATIONAL, A WORLDWIDE NETWORK OF INDEPENDENT ACCOUNTANTS AND BUSINESS ADVISORS
Vancouver Office: Suite 1700 - 1140 West Pender Street, Vancouver, B.C., Canada V6E 4G1, Tel: 604 687-4747 • Fax: 604 687-4216 • E-mail: dmc@dmch.com
Surrey Office: Suite 303-7337-137th Street, Surrey, B.C., Canada V3W 1A4, Tel: 604 572 4586 • Fax: 604 572 4587 • E-mail: dmc@dmch.com

STINA RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
ASSETS		
CURRENT ASSETS		
Cash	1,732	2,463
Accounts receivable	9,703	45,658
Inventories **(Note 3)**	22,643	38,264
Deposits and prepaids	188	1,425
	34,266	87,810
CAPITAL ASSETS (Note 5)	2,589	3,235
OTHER		
Goodwill **(Notes 2 and 4)**	-	31,340
Incorporation costs	804	804
	804	32,144
	37,659	123,189
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	60,804	75,031
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL (Note 6)	2,309,404	2,309,404
DEFICIT	(2,332,549)	(2,261,246)
	(23,145)	48,158
	37,659	123,189

APPROVED ON BEHALF OF THE BOARD

_______________ **Director**

_______________ **Director**

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
BALANCE, beginning of year	(2,261,246)	(2,227,962)
NET LOSS	(71,303)	(33,284)
BALANCE, end of year	(2,332,549)	(2,261,246)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
SALES	219,584	336,536
COST OF GOODS SOLD (Schedule 4)	68,183	116,226
GROSS PROFIT	151,401	220,310
EXPENSES		
Operating expenses **(Schedule 1)**	114,624	122,061
Process development and testing **(Schedule 2)**	816	4,714
Administration expenses **(Schedule 3)**	107,264	126,819
	222,704	253,594
NET LOSS	(71,303)	(33,284)
LOSS PER SHARE (Note 7)	(0.01)	(0.01)

- See Accompanying Notes -

STINA RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES		
Net loss	(71,303)	(33,284)
Add non-cash item:		
Amortization	647	6,274
Write-off of goodwill **(Note 4)**	31,339	-
	(39,317)	(27,010)
Net changes in other non-cash operating accounts		
Accounts receivable	35,955	(6,441)
Inventories	15,621	2,934
Deposits and prepaids	1,237	(187)
Accounts payable	(14,227)	(4,635)
	(731)	(35,339)
FINANCING ACTIVITIES		
Common shares issued	-	14,880
INVESTING ACTIVITIES		
Acquisition of capital assets	-	(800)
INCREASE (DECREASE) IN CASH	(731)	(21,259)
CASH, beginning of year	2,463	23,722
CASH, end of year	1,732	2,463

- See Accompanying Notes -

Schedule 1

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF OPERATING EXPENSES

NORTHERN SEA'S DIVISION

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
Advertising and promotion	10,130	2,092
Office	6,958	9,033
Rent	17,142	17,871
Telephone	7,808	1,669
Wages, commissions and contract services	60,629	78,917
Shipping and postage	11,957	12,479
	114,624	122,061

Schedule 2

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF PROCESS DEVELOPMENT AND TESTING EXPENSES

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
Accounting and consulting fees	-	2,500
Office and general	816	2,214
	816	4,714

- See Accompanying Notes -

Schedule 3

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF ADMINISTRATIVE EXPENSES

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

	1999 $	1998 $
Accounting, audit and legal	9,928	19,315
Amortization - goodwill **(Note 4)**	31,339	5,864
- capital assets	647	410
Bad debt expense	4,221	2,852
Bank charges and interest	2,642	907
Consulting fees	38,990	36,299
Foreign exchange loss (gain)	-	(2,894)
Insurance	2,500	5,696
Office and sundry	3,886	7,510
Regulatory fees	1,563	2,188
Rent	8,400	7,200
Shareholder information	606	2,008
Telephone	1,153	2,505
Transfer Agent	3,608	4,425
Travel and promotion (recovery)	(2,219)	32,534
	107,264	126,819

Schedule 4

STINA RESOURCES LTD.

CONSOLIDATED SCHEDULES OF COST OF GOODS SOLD

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

OPENING INVENTORY	38,264	41,198
ADD:		
Purchases	41,000	99,502
Cleaning and grinding	400	400
Packaging	8,255	5,591
Duty, freight and brokerage	2,907	7,799
	52,562	113,292
	90,826	154,490
LESS ENDING INVENTORY	(22,643)	(38,264)
COST OF GOODS SOLD	68,183	116,226

- See Accompanying Notes -

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

1. NATURE OF OPERATIONS

The Company is currently engaged in the health food and supplement products industry.

Funding for activities and operations is obtained principally through private and public share offerings.

The Company has experienced continued operating losses and has a working capital deficiency of $26,538. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Amortization

Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance
Goodwill	10% Straight line

b) Goodwill

Goodwill relates to the excess of purchase price over net identifiable assets acquired for the acquisition of Northern Seas Products Ltd. (formerly Northern Seas Manufacturing Ltd.) in 1994. **(Note 4).**

c) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value. Inventories of work in progress are recorded at the lower of laid down costs and net realizable value. Cost includes a factor for production labour and overhead.

d) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the year. Unrealized gains and losses are deferred in the accounts and amortized over their expected life.

2. SIGNIFICANT ACCOUNTING POLICIES - CONT'D

e) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

f) Process development and testing costs

Process development and testing costs are expensed in the period incurred.

g) Principles of consolidation

These financial statements include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd.

h) Measurement uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, **(Note 1)** useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

i) Financial instruments

The Company's financial instruments consist of cash, accounts receivable and accounts payable, which are short term in nature, the fair value of these instruments approximates their carrying value.

j) Risk management

Credit and foreign currency risks is managed by policies developed by the board of directors.

The Company is not exposed to significant risks outside the normal scope of its operations.

k) Uncertainty due to the Year 2000 Issue

The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Data-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. The effects of the Year 2000 Issue may be experienced after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties have been fully resolved.

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED SEPTEMBER 30, 1999 AND 1998

3. INVENTORIES

	1999 $	1998 $
Inventories consist of:		
Raw materials	10,560	6,334
Finished goods	12,083	31,930
	22,643	38,264

4. GOODWILL

	1999 $			1998 $
Arising from acquisitions of:	Cost	Accumulated Amortization	Net	Net
Northern Seas business assets	29,645	29,645	-	14,821
Northern Seas Manufacturing Ltd.	27,999	27,999	-	16,519
	57,644	57,644	-	31,340

As a result of continued losses experienced by the Company and its wholly owned subsidiary, future benefit associated with goodwill arising from the health food supplement business of its subsidiary has been deemed to be nil. As a result, the remaining balance of goodwill has been written off in the current year.

5. CAPITAL ASSETS

	1999 $			1998 $
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,029	1,849	1,180	1,475
Laboratory equipment	4,270	2,861	1,409	1,760
	7,299	4,710	2,589	3,235

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued	1999 Number of Shares	1999 Amount $	1998 Number of Shares	1998 Amount $
Balance, opening	6,439,967	2,309,404	6,391,967	2,294,524
Issued during year				
Stock options exercised	-	-	48,000	14,880
	6,439,967	2,309,404	6,439,967	2,309,404

b) Shares in escrow

750,000 shares (1998 - 750,000) are held in escrow subject to release upon consent of regulatory authorities.

7. LOSS PER SHARE

Loss per share is calculated based on the weighted average number of shares outstanding during the year.

Fully diluted loss per share has not been presented as it would be anti-dilutive.

8. RELATED PARTY TRANSACTIONS

During the year commissions totalling $24,000 were paid to a director of the Company (1997 - $24,500) for product sales. Related party transactions have been recorded at their dollar exchange amount.

9. COMMITMENTS

The Company has a continuing agreement with an independent third party to provide investor relations services for $2,500 per month (plus expenses). During the year, the parties agreed to defer all services and payments until the operations become more profitable.

10. LOSS CARRY FORWARD

The company has available consolidated losses of approximately $1,236,000 which may be carried forward to apply against future income for tax purposes. The future benefit has not been recognized in these financial statements. The losses expire as follows:

Available to	Amount $
2000	196,000
2001	375,000
2002	336,000
2003	170,000
2004	97,000
2005	23,000
2006	39,000
	1,236,000

STINA RESOURCES LTD.
#13 – 465 King St. E.
Toronto, ON M5H 1L6

February 16, 2001

To all shareholders:

Further to the information circular, dated February 14, 2001, which has been forwarded to all shareholders regarding the upcoming annual general meeting, please find enclosed Form 51-901F Schedule B, and C.

Yours truly,

STINA RESOURCES LTD.

British Columbia Securities Commission

BCSC

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be *included in the financial statements, the information does not* have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER			FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
Stina Resources Ltd.			Sept. 30/00	01/02/16
ISSUER ADDRESS				
465 King St. East, Ste 13				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto	ON	M5A 1L6	(416)3682635	416 3682271
CONTACT NAME		CONTACT POSITION		CONTACT TELEPHONE NO.
Edward Gresko		President/Director		(416)3682271
CONTACT EMAIL ADDRESS	WEB SITE ADDRESS			

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	Edward Gresko	01/02/16
[signature]	Sidney Mann	01/02/16

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: __X__ **Schedule A**
_____ **Schedules B & C**
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **SEPTEMBER 30, 2000**

DATE OF REPORT: **FEBRURY 16, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**01/02/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**01/02/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

QUARTERLY REPORT

SEPTEMBER 30, 2000

SCHEDULE A: FINANCIAL INFORMATION

See Financial statements

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
____x____Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**

TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **SEPTEMBER 30, 2000**

DATE OF REPORT:**FEBRUARY 16, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**01/02/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

SIDNEY MANN	**"SYDNEY MANN"**	**01/02/16**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 to 3)

2. See Financial Statements (Note 7)

3.
   a) See Financial Statements (Note 5)
   b) See Financial Statements (Note 5)

4.
   a) See Financial Statements (Note 5)
   b) See Financial Statements (Note 5)
   c) See Financial Statements (Note 5)
   d) 750,000 shares held in escrow

5. List of Directors

   Mr. Edward Gresko
   Mr. Sidney Mann
   Mr. C.M. Smith

STINA RESOURCES LTD.
QUARTERLY REPORT

SEPTEMBER 30, 2000

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending September 30, 2001, with the officers of the company, the auditors, and themselves respectively. The company is engaged in the alternative health food manufacturing and wholesaling business and maintains a product line of natural food supplements sold in Canada the US and internationally under the brand name Northern Seas Products.

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, as well as research conducted on affected diseases including arthritis, cancer, and other ongoing health problems. Primarily the company markets on a distributor and wholesale basis to health store. The company also produces educational and promotional literature to provide consumers in aiding them in their use of the products. Information and ordering is also available at the company website. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under it's manufacturing division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage based capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfates.

   The company has, over the past two years, been refining its equine products market. Under the Northern Seas brand name Sea Horse, he company provides similar products to those offered to the general public, to horses, pets and other large animals suffering from health problems, primarily arthritic in nature.

   The company intends to launch a new product called Pet Wonder in Europe and Canada in the spring of 2001 and it is expected that a small market share of the dog and cat alternative supplement market can be captured.

   The overall sales of the company have increased marginally comparative to last year's results and it is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products has a slower growth than at the time they were introduced.
   The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required. (See also Financial Statements - Note 1)

2. See above (1)

3. a) See financial statements (Schedules 2 & 3)

   b) Not applicable

c) Not applicable

d) See financial statements (Note 2)

e) See financial statements (Note 7)

f) See financial statements (Note 8)

g) Not applicable

h) See financial statements (Note 8)

i) The company is not currently engaged in any legal proceedings

j) Not applicable

k) Not applicable

l) Not applicable

m) Not applicable

n) On August 8th, 2000, Zigurts Strauts resigned as company president. At that time Edward Gresko was appointed President at that time, and Sidney Mann was appointed Secretary.

o) See above (n)

4. Subsequent Events
Subsequent to the company's year end, the company began developing its new pet market product called Pet Wonder. The product has been tested on a preliminary basis in England, and the full product launch in England, Canada and the US is expected in March 2001. The company continues to seek new opportunities in the zoo industry, producing alternative health products for large animals such as elephants and horses.

No new management agreements have been entered into during the subsequent period.

5. a) Not applicable

b) Not applicable

6. The Company has experienced continued operating losses and has a working capital deficiency of $32,975. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations. (Se also financial statements – Note 1)

STINA RESOURCES LTD.
Suite 13 - 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271
Fax (416) 368-2635

February 28, 2001

BC Securities Commission
9th Floor, 701 W. Georgia Street
Vancouver, B.C.

Attention: Statutory Filings

Dear Sirs:

Re: Quarterly Report for the Period ended December 31, 2000

Enclosed please find a copy of the above Quarterly Report for your information and files.

We hereby certify that the above Quarterly Report has been mailed to all members on our supplemental mailing list in accordance with National Policy 41.

If you have any questions or require additional information, please contact us.

Yours truly,

STINA RESOURCES LTD.

"Jim Wall"
Administration

cc: Vancouver Stock Exchange
Martin & Associates, Barristers and Solicitors

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
Stina Resources Ltd.		Dec. 31, 2000	01/02/28

ISSUER ADDRESS
465 King St. East, Ste 13

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Toronto	ON	M5A 1L6	(416)3682633	416 3682271

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Edward Gresko	President/Director	(416)3682271

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
[signature]	Edward Gresko	01/02/28
[signature]	Sidney Mann	01/02/28

FIN 51-901F (

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. *"Exchange issuer"* means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the first, second and third financial quarters:
Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:
Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement for disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.

2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.

3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid; and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.

4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.

5. *List the names of the directors and officers as at the date this report is signed and filed.*

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: **__X__ Schedule A**
_____ Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416)368-2271

FOR QUARTER ENDED: **DECEMBER 31, 2000**

DATE OF REPORT: **FEBRURY 28, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	"EDWARD GRESKO"	01/02/28
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**01/02/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2000 AND 1999

ASSETS

	2000	1999
CURRENT ASSETS		
Cash	$ 648	$ 3,406
Accounts receivable	7,257	7,141
Inventories	14,933	10,498
Deposits and prepaids	-	188
	22,838	21,233
CAPITAL ASSETS	2,081	2,459
OTHER		
Incorporation costs	804	804
	$ 25,723	$ 24,496

LIABILITIES

	2000	1999
CURRENT LIABILITIES		
Accounts payable	$ 64,735	$ 47,926

SHAREHOLDERS' EQUITY

	2000	1999
SHARE CAPITAL	2,309,404	2,309,404
DEFICIT	(2,348,416)	(2,332,834)
	$ 25,723	$ 24,496

Approved on behalf of the Board

"Sidney Mann", Director

"Edward Gresko", Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND 1999

		2000		1999
SALES	$	32,543	$	39,760
COST OF GOODS SOLD (Schedule 4)		5,208		13,984
GROSS PROFIT		27,335		25,776
EXPENSES				
Northern Sea's Expenses (Schedule 2)		23,558		20,752
Administration Expenses (Schedule 3)		12,809		5,309
		36,367		26,061
NET PROFIT (LOSS) FOR THE PERIOD	$	(9,032)	$	(285)
DEFICIT, at beginning of period		2,339,384		2,332,549
DEFICIT, at end of period	$	2,348,416	$	2,332,834

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net profit (loss)	$ (9,032)	$ (285)
Add non-cash items:		
Amortization	110	129
	(8,922)	(156)
Net changes in other non-cash operating accounts		
Accounts receivable	(98)	2,562
Inventories	521	12,145
Accounts payable	4,299	(12,877)
	(4,200)	1,674
INCREASE (DECREASE) IN CASH	(4,200)	1,674
CASH, beginning of period	4,848	1,732
CASH, end of period	$ 648	$ 3,406

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
OPENING INVENTORY	$ 15,454	$ 22,643
ADD:		
Purchases	4,334	-
Packaging and testing	184	1,116
Duty, freight and brokerage	169	723
	4,687	1,839
	20,141	24,482
LESS ENDING INVENTORY	(14,933)	(10,498)
COSTS OF GOODS SOLD	$ 5,208	$ 13,984

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
SALES	$ 32,543	$ 39,760
COST OF SALES	5,208	13,984
	27,335	25,776
ADMINISTRATIVE EXPENSES		
Accounting	225	-
Advertising and promotion	1,544	815
Office	1,510	3,447

	2000	1999
Rent	6,049	4,490
Shipping	1,337	992
Telephone	1,745	1,303
Wages, commissions, and contract services	11,148	9,705
	(23,558)	(20,752)
OPERATING PROFIT (LOSS)	$ 3,777	$ 5,024

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE MONTH PERIODS ENDED DECEMBER 31, 2000 AND 1999

	2000	1999
Accounting, audit and legal	$ 1,569	$ 305
Amortization	110	129
Bank charges and interest	102	17
Consulting	10,263	5,038
Regulatory fees	1,500	-
Transfer agent	543	507
Loss (Gain)on exchange	(1,278)	(678)
	12,809	5,318
Interest income	-	(9)
	$ 12,809	$ 5,309

BC FORM 51-901F

QUARTERLY AND YEAR END REPORT

Incorporated as part of: ________Schedule A
____x____Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER: **STINA RESOURCES LTD.**

ISSUER ADDRESS: **SUITE 13 – 465 KING ST. EAST**
TORONTO, ON M5A 1L6

ISSUER PHONE NUMBER: **(416) 368-2271**

CONTACT PERSON: **EDWARD GRESKO**

CONTACT'S POSITION: PRESIDENT/DIRECTOR

CONTACT TELEPHONE NUMBER: (416) 368-2271

FOR QUARTER ENDED: **DECEMBER 31, 2000**

DATE OF REPORT:**FEBRUARY 28, 2001**

CERTIFICATE

THE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

EDWARD GRESKO	**"EDWARD GRESKO"**	**01/02/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD)**
SIDNEY MANN	**"SYDNEY MANN"**	**01/02/28**
NAME OF DIRECTOR	***SIGN (TYPED)***	**DATE SIGNED (YY/MM/DD**

STINA RESOURCES LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See Financial Statements (Schedules 1 - 3)

2. No Related Party Transactions were made during the period.

3. a) SUMMARY OF SECURITIES ISSUED DURING THE QUARTER ENDED DECEMBER 31, 2000:

Date of Issue	Type of Security	Type of Issue	No.of Shares Issued	Price/ Share	Total Proceeds
			NIL		

b) SUMMARY OF OPTIONS GRANTED DURING THE QUARTER ENDED DECEMBER 31, 2000:

Date Granted	Number of Shares	Name of Optionee		Exercise Price	Expiry Date
			NIL		

4. a) (see 4.(d) below)

b) (see 4.(d) below)

c) No options, warrants or convertible securities were outstanding as of December 31, 2000

d) 100,000,000 common shares without par value are authorized, of which 6,439,967 are issued and outstanding. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

5. List of Directors as of December 31, 2000

Mr. Edward Gresko, President/ Director
Mr. Sidney Mann, Secretary & Treasurer/ Director
Mr. C.M. Smith, Director

STINA RESOURCES LTD.
QUARTERLY REPORT
DECEMBER 31, 2000

SCHEDULE C: MANAGEMENT DISCUSSION

1. The company management has discussed the current financial results for the period ending December 31, 2001, with the officers of the company. The company is engaged in the alternative health food manufacturing and wholesaling business and maintains a product line of natural food supplements sold in Canada the US and internationally under the brand name Northern Seas Products. (see management discussion for period ending September 30, 2000)

   The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, as well as research conducted on affected diseases including arthritis, cancer, and other ongoing health problems. Primarily the company markets on a distributor and wholesale basis to health store. The company also produces educational and promotional literature to provide consumers in aiding them in their use of the products. Information and ordering is also available at the company website. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

   The company manufactures under it's manufacturing division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage based capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfates.

   The company has, over the past two years, been refining its equine products market. Under the Northern Seas brand name Sea Horse, he company provides similar products to those offered to the general public, to horses, pets and other large animals suffering from health problems, primarily arthritic in nature.

   The company intends to launch a new product called Pet Wonder in Europe and Canada in the spring of 2001 and it is expected that a small market share of the dog and cat alternative supplement market can be captured.

   The company sales for the quarter have not changed substantially compared to last year's results. Iit is expected that the potential for noticeable sales increases will depend on the success of new products in oncoming years as the market for existing products has a slower growth than at the time they were introduced.
   The company's liquidity will depend upon it's ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Over the past several years additional financing has not be required.

2. See above (1)

3. a) Not applicable

   b) Not applicable

   c) Not applicable

   d) Not applicable

   e) $6,000 was paid to a company director during the quarter, for a total of $6,000 in the year.

   f) Not applicable

   g) Not applicable

   h) The company has not entered into any new third party investor relations agreements

   i) The company is not currently engaged in any legal proceedings

   j) Not applicable

   k) Not applicable

   l) Not applicable

   m) Not applicable

   n) Not applicable

   o) No special resolutions were passed by the shareholders

4. Subsequent Events

   Subsequent to the company's quarter ending December 31, 2000, the company has continued to develop its new pet market product called Pet Wonder. A full product launch in England, Canada and the US is expected in March 2001. The company continues to seek new opportunities in the zoo industry, producing alternative health products for large animals such as elephants and horses.

   No new management agreements have been entered into during the subsequent period.

5. a) Not applicable
   b) Not applicable

6. The Company has experienced continued operating losses and has a working capital deficiency of $9,032 for the quarter. The Company's ability to continue as a going concern and realize the recorded value of assets is dependant upon achieving profitable operations and raising sufficient equity funding to finance operations.